[Letterhead of Willkie Farr & Gallagher LLP]
August 5, 2011
VIA EDGAR AND E-MAIL
Mr. Perry J. Hindin
Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:	Allied World Assurance Company Holdings, AG Amendment No. 1 to Registration Statement on Form S-4 File No. 333-175398
Dear Messrs. Hindin and Orlic:
On behalf of Allied World Assurance Company Holdings, AG (the “Allied World”), attached hereto for filing is Amendment No. 1 to Allied World’s Registration Statement on Form S-4 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on July 8, 2011. Set forth below are the responses of Allied World and Transatlantic Holdings, Inc. (“Transatlantic”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 20, 2011, to Messrs. Wesley Dupont, Esq. and Gary A. Schwartz, Esq. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Registration Statement.
General
1.	Comment: Please file forms of proxy with your next amendment. We may have further comment upon review of those forms.

Response: In connection with the filing of Amendment No. 1 to the Registration Statement, we have included the Form of Proxy Card of Allied World and Transatlantic as Exhibit 99.9 and Exhibit 99.10, respectively, thereto.

2.	Comment: Please provide the disclosure required by Item 3(h) of Form S-4, direct us to where this disclosure appears in your filing, or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 11, 12, 31 and 37 of the Registration Statement. With respect to the proposals to be voted upon at the Allied World Special Shareholder Meeting, the number of votes that are

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

required for the approval of each such proposal will be dependent upon the number of shares that are ultimately represented at such meeting or the number of votes cast at such meeting. As a result, this number will not be known until the date of the Allied World Special Shareholder Meeting. We also note that pages 11 and 31 disclose the percentage of shares owned and entitled to be voted by Allied World directors and officers and their affiliates and pages 12 and 37 disclose the percentage of shares owned and entitled to be voted by Transatlantic directors and officers and their affiliates.

3.	Comment: Please tell us how you have complied with Rule 14a-13(a)(3) with respect to this transaction.

Response: We have separately responded to the Staff’s comment in a letter dated August 2, 2011.

4.	Comment: We note that you describe the transaction throughout your document as a “merger of equals.” Please clarify the meaning of this term for your investors, and disclose your basis for characterizing the transaction in this way.

Response: We respectfully submit that the term “merger of equals” represents a general market concept for which there is no technical definition to which Allied World and Transatlantic can point. The view of each of Allied World and Transatlantic is that the merger is appropriately characterized as a merger of equals because of the following factors, all of which are cited on page 74 of the Registration Statement: (i) the 11-member board of the combined company will be split between the two constituent companies, with six directors designated by Transatlantic and five directors designated by Allied World; (ii) the combined company’s board committee assignments would be split evenly between designees from the Transatlantic board of directors and designees from the Allied World board of directors; (iii) the senior management of the combined company will be split between the constituent companies, specifically: (a) Scott A. Carmilani, the current Chairman, President and Chief Executive Officer of Allied World, will be President and Chief Executive Officer of the combined company; (b) Richard S. Press, the current non-executive chairman of Transatlantic, will be elected as non-executive chairman of the combined company and will serve in such position for one year, after which time he will cease to be non-executive chairman but continue to serve on the board of the combined company for an additional year; (c) Michael C. Sapnar, the current Executive Vice President and Chief Operating Officer of Transatlantic, will be appointed to serve as President and Chief Executive Officer of Global Reinsurance of the combined company; and (d) the other senior management positions of the combined company will be roughly split between members of Allied World and Transatlantic senior management; and (iv) following the completion of the merger, the Allied World shareholders will own approximately 42% of the combined company and the Transatlantic shareholders will own approximately 58% of the combined company.

5.	Comment: Please provide your analysis as to the necessity of filing a Form F-N.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

Response: Allied World has determined that the filing of a Form F-N with the Commission is required under the Securities Act of 1933, as amended, in connection with the filing of the Registration Statement. A Form F-N will be filed by Allied World with the Commission promptly following the filing of the Registration Statement.
What constitutes a quorum at the meetings?
Allied World Shareholders, page v
6.	Comment: We note your statements that (a) brokers will not have discretionary voting authority with respect to any proposal to be voted on at the Allied World Special Shareholder Meeting and (b) there will be no “broker non-votes” for purposes of this meeting. Please reconcile these statements, which appear to conflict.

Response: In response to the Staff’s comments, we have revised pages v-viii and 31-32 of the Registration Statement.
Transatlantic Stockholders, page vi
7.	Comment: Please advise how you determined that broker non-votes will not be included in determining the presence of a quorum.

Response: Under applicable NYSE rules, if brokers do not have discretion to vote on any of the proposals at a stockholders’ meeting, broker non-votes will not count toward the calculation of a quorum. Each of the matters to be voted upon at the Transatlantic Special Shareholder Meeting is a “non-routine” matter under NYSE rules and as such, brokers do not have discretion to vote on such proposals. Therefore, broker non-votes will not be included in determining the presence of a quorum.

In response to the Staff’s comment, we have revised pages vi and 38 of the Registration Statement.
Interests of Transatlantic’s Directors and Executive Officers in the Merger, page 4
8.	Comment: Please provide us with your analysis as to Transatlantic’s filing and disclosure obligations with respect to the retention agreements.

Response: Transatlantic has approved a form of retention agreement that have been offered to certain executives. To date, none of Transatlantic’s executive officers has entered into a retention agreement. The disclosure on page 4 of the Registration Statement has been revised to clarify that, to date, only the form of retention agreement has been approved. A description of the terms of the form of retention agreement has been included on page 93-94 of the Registration Statement under the heading “Interests of Transatlantic’s Directors and Executive Officers in the Merger.”

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

Risk Factors
Because the merger will be completed after the Special Shareholder Meetings..., page 22
9.	Comment: The initial sentence in this paragraph addresses increases in the price of Allied World shares prior to the effective time of the merger. Please explain how this presents a risk to the Transatlantic shareholders, the constituents to whom this risk factor is primarily relevant.

Response: In response to the Staff’s comment, we have removed the introductory sentence to the risk factor from the Registration Statement.

The merger agreement contains provisions that could discourage..., page 24

10.	Comment: We note the final sentence of this risk factor. Please advise how it is a risk of this transaction that, if terminated, a subsequent transaction could be less favorable.

Response: In response to the Staff’s comment, we have removed the final sentence of this risk factor.

Background of the Merger, page 42

11.	Comment: Please enhance your disclosure regarding the following matters:
•	the substance of the discussions on March 11, 2011 regarding governance matters;

•	the “various issues” and “items related to financial statements” discussed in late March 2011;

•	the matters discussed in the meetings held from May 9th to May 20th;

•	the elements of loss reserves that were discussed at numerous meetings;

•	the strategic benefits that would not be achieved by a combination with Company A; and

•	how key provisions of the merger agreement were agreed upon, including the exchange ratio, the termination fees, the expense reimbursement provision, and the provisions regarding termination of the agreement as a result of competing proposals.
Response: In response to the Staff’s comment, we have revised pages 43-51 of the Registration Statement.

12.	Comment: Given that a competing proposal was submitted for the acquisition of Transatlantic immediately following the announcement of the transaction with Allied

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

World, please disclose whether any meaningful discussions were held with Validus or any other parties on or around February 11, 2011, the time when Transatlantic began what appear to be largely exclusive negotiations with Allied World.

Response: Apart from Allied World, Transatlantic did not have any meaningful discussions with Validus or any other parties regarding a possible business combination since January 1, 2011 and as such, no additional disclosures have been added to the Registration Statement.

13.	Comment: Given that the transaction is now subject to a competing offer, please identify Company A by name and disclose any prior or subsequent contact with this party and any assessments of the board of directors regarding alternative proposals submitted by this party. If alternative proposals were submitted by this party, please disclose whether the board of directors considered requesting a bring-down of the Moelis fairness opinion as a result of the proposal. If the board of directors did consider requesting a bring-down of the fairness opinion, and determined not to do so, please disclose the reasons for that determination.

Response: In response to the Staff’s comment, we have identified “Company A” by name in the Background of the Merger section and provided additional disclosure regarding recent communications with such party. No alternative proposals were submitted to Transatlantic by such party prior to the signing of the merger agreement with Allied World, only a written indication of interest on June 7, 2011, which did not contain a price, as stated on page 50 of the Registration Statement.
Opinion of Deutsche Bank Securities Inc., page 53
14.	Comment: Please advise why Deutsche Bank determined not to perform an analysis of comparable transactions in this instance.

Response: Deutsche Bank reviewed the terms of certain recent business combinations which it deemed relevant. However Deutsche Bank did not consider comparable transactions as one of the material financial analyses to evaluate fairness of the exchange ratio from a financial point of view. Unlike typical change-of-control transactions, where acquisition premiums paid in exchange for control can be compared, control is shared in mergers-of-equals transactions, which are therefore not comparable to one another from a financial point of view.

15.	Comment: Please disclose the financial forecasts relating to Transatlantic prepared by management of Allied World.

Response: Deutsche Bank did not rely on any financial forecasts relating to Transatlantic prepared by management of Allied World. We have revised page 62 of the Registration Statement accordingly.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

16.	Comment: We note that the description in the joint proxy statement/prospectus regarding the material relationships between Deutsche Bank Group and Allied World, Transatlantic and their respective affiliates does not provide a narrative and quantitative description of the fees paid or to be paid to Deutsche Bank Group and its affiliates by Allied World, Transatlantic and their respective affiliates. Please revise the joint proxy statement/prospectus to provide such disclosures.

Response: In response to the Staff’s comment, we have revised page 71 of the Registration Statement.
Transatlantic’s Reasons for the Merger, page 64
17.	Comment: Please expand your discussion of the “greater value” that the Transatlantic board of directors attributed to the merger.

Response: The Transatlantic board of directors considered a number of factors, including a variety of potential determinants of stockholder value, in arriving at its belief that the Allied World/Transatlantic merger agreement would provide greater value to the Transatlantic stockholders within a shorter timeframe than other potential strategic alternatives available to Transatlantic. In response to the Staff’s comment, we have revised page 73 of the Registration Statement.

18.	Comment: Please enhance your disclosure regarding the nature and size of the expected synergies of the combined company.

Response: In response to the Staff’s comment, we have revised pages 59 and 73 of the Registration Statement.

19.	Comment: Please provide further disclosure regarding the adequacy of Allied World’s loss reserves. Please also tell us whether your disclosure on this point is consistent with all public statements made by management since the announcement of the transaction.

Response: Each of Transatlantic and Allied World is confident in its respective level of loss reserves. In addition, both parties, together with their respective nationally recognized actuarial firms, reviewed the loss reserves of the other party, as described in the section of the Registration Statement entitled “The Merger—Background of the Merger,” and no concerns were raised by this review. However, as reserves are determined based upon estimates of future losses, there is always a degree of uncertainty for an insurance and/or reinsurance company regarding whether any particular level of reserves will prove to be adequate. Transatlantic confirms to the Staff that it believes its disclosure on this point is consistent with all public statements made by its management since the announcement of the transaction.
Opinion of Moelis & Company LLC

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

Selected Transactions Analysis, page 73
20.	Comment: Please tell us whether the Odyssey Re Holdings Corp./Fairfax Financial Holdings Limited and XL Capital Ltd./NAC Re Corp. transactions fit the criteria otherwise used by Moelis in performing this analysis. If so, please disclose that these transactions were excluded and why.

Response: Allied World respectfully advises the Staff that it has been advised by Moelis & Company LLC (“Moelis”) that (i) there were numerous transactions since January 1, 1999 involving reinsurance companies and, accordingly, only the most relevant transactions were included in the Selected Transactions Analysis and (ii) the Odyssey Re Holdings Corp./Fairfax Financial Holdings Limited and XL Capital Ltd./NAC Re Corp. transactions were not considered by Moelis to be among the most relevant transactions. Moelis made such determination based on, among other things, the fact that the Odyssey Re Holdings Corp./Fairfax Financial Holdings Limited was an all-cash transaction where the acquirer, which owned approximately seventy-three percent of the outstanding common stock of the target prior to the merger, acquired all of the remaining outstanding common stock of the target and the XL Capital Ltd./NAC Re Corp. transaction was an exchange offer resulting in the acquirer owning approximately eighty-six percent of the outstanding stock of the target. In contrast, the proposed merger is a stock-for-stock “merger of equals” transaction pursuant to which Transatlantic stockholders will own 58% of the combined company as of the effective time of the merger.

In response to the Staff’s comment, we have revised the Registration Statement on page 81 by adding a new sentence to indicate more clearly that the selected transactions were selected because they represented in Moelis’ view the transactions most relevant to the merger.

21.	Comment: Please provide us with support for the P/BV and P/TBV figures used by Moelis for the Validus/IPC transaction.

Response: In response to the Staff’s comment, Allied World is supplementally delivering to the Staff by email the underlying calculations of P/BV and P/TBV performed by Moelis concerning the Validus/IPC transaction. Allied World has been advised by Moelis that the equity values, book values and tangible book values used in such figures are publicly available. In addition, in response to the Staff’s comment, we have added a footnote to the table concerning P/BV and P/TBV multiples for the Validus/IPC transaction on page 81 of the Registration Statement to correct the immaterial computational error made in respect of such multiples.

22.	Comment: Please clarify the disclosure regarding the “prior engagement letter” between Moelis and the special committee entered into in February 2010, appearing on page 75, and disclose the payment amounts. If the letter was terminated in favor of the

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

arrangement described in the prior paragraph, please revise your disclosure to describe why the initial arrangement was terminated.

Response: In response to the Staff’s comment, we have revised page 84 of the Registration Statement.
Interests of Allied World’s Directors and Executive Officers in the Merger, page 78
23.	Comment: Please quantify the payments you describe in the second paragraph of this section, and describe the proposed retention program. Please also confirm that the directors of both entities have no substantial direct or indirect interests in the transaction.

Response: In response to the Staff’s comment, we have revised pages 86-93 of the Registration Statement.
Golden Parachute Compensation, page 80
24.	Comment: The standard for disclosure presented, i.e., that the merger is not considered a change in control under any plans or agreements of Transatlantic to which Transatlantic’s named executive officers are a party, does not appear to conform to the standard set forth in Item 402(t) of Regulation S-T. Please confirm that you have made all relevant disclosures under Item 402(t) with respect to the named executive officers of Transatlantic. We note, for instance that you have not provided tabular disclosure regarding the Transatlantic Executive Severance Plan.

Response: Transatlantic is hereby confirming that it has made all relevant disclosures under Item 402(t) of with respect to the named executive officers of Transatlantic. The retention payments disclosed in the Golden Parachute Compensation Table are the only payments that are based on or otherwise relate to the merger.

Pursuant to Instruction 5 to Item 402(t), single-trigger arrangements (i.e., amounts triggered by a change-in-control for which payment is not conditioned upon such a termination or resignation of the executive officer) and double-trigger arrangements (i.e., amounts triggered by a change-in-control for which payment is conditioned upon the executive officer’s termination without cause or resignation for good reason within a limited time period following the change-in-control) must be included in the 402(t) Golden Parachute Compensation Table. Other than the retention payments, Transatlantic’s named executive officers are not entitled to any single-trigger or double-trigger arrangements that are based on or that relate to the merger.

25.	Comment: You have not included corresponding disclosure regarding the named executive officers of Allied World. However, the second paragraph under the heading “Interests of Allied World’s Directors and Executive Officers in the Merger” appears to indicate that relevant disclosures should be made. Please provide your analysis as to the applicability of Item 402(t) of Regulation S-K.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

Response: In response to the Staff’s comment, we have revised pages 90-93 of the Registration Statement to include the required disclosure pursuant Item 402(t) of Regulation S-K.
Regulatory Clearances Required for the Merger, page 82
26.	Comment: Please provide additional disclosure regarding the required approvals by insurance agencies. Your current disclosure gives little sense as to the difficulty or ease with which these approvals can be expected to be obtained.

Response: In response to the Staff’s comment, we have revised pages 99-100 of the Registration Statement.
Treatment of Transatlantic Stock Options and Other Long-Term Incentive Awards, page 84
27.	Comment: We note the last paragraph of this section. Please supplement your disclosure regarding the adjustments being discussed.

Response: Each of Allied World and Transatlantic intend to use the existing performance goals to determine performance awards through the fiscal year 2011. For performance awards granted in 2011 and after, TransAllied’s Compensation Committee will make a decision regarding the performance goals for the performance periods beginning in fiscal year 2012 and thereafter. Please see the revised disclosure included on page 101 of the Registration Statement which reflects the foregoing.
The Merger Agreement, page 87
28.	Comment: We note your statements that the merger agreement is not intended to provide any factual information about Allied World or Transatlantic, and that the representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Similar language appears on page 161. Please revise this language to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, we have revised pages 105 and 184 of the Registration Statement.
Election of Directors, page 113
29.	Comment: Please clarify the disclosure regarding nominees for election of director, and identify all such nominees. Please also advise how you determined it was appropriate to present in your proxy statement none of the information required by Item(a)(7) of Form S-4, given that you have included a separate proposal regarding the election of directors.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

Response: In response to the first part of the Staff’s comment, we have revised pages 5, 96, 113, 131-135 of the Registration Statement.

In response to the second part of the Staff’s comment, we note that on pages 183-184, each of Allied World and Transatlantic have incorporated by reference, respectively, Allied World’s proxy statement for its 2011 annual general meeting of shareholders and Transatlantic’s proxy statement for its 2011 annual meeting of stockholders, both of which include the information required by Item 18(a)(7) of Form S-4. If a registrant meets the requirements for the use of Form S-3, Item 18(b) of the Form S-4 expressly permits the information requested by the Staff in their comment to be incorporated by reference from its latest annual report on Form 10-K. We submit that each of Allied World and Transatlantic meet the requirements for the use of Form S-3.

30.	Comment: Please also identify the executive officers of the combined company, to the extent this had been determined and not yet disclosed.

Response: In response to the Staff’s comment, we have revised pages 97-99 of the Registration Statement.
Material U.S. Federal Income Tax Consequences, page 121
31.	Comment: Please tell us what consideration you gave to disclosing the following:
•	How a Transatlantic security holder would determine gain, loss or holding periods;

•	The potential applicability of the “wash sale rules;” and

•	Potential tax consequences of owning shares in a foreign entity.
Response: In response to the first part of the Staff’s comment, we believe the description of the U.S. federal income tax consequences of the merger included in the Registration Statement addresses how a security holder would determine gain or loss. In relevant part, the Registration Statement includes a statement that:

“In general, a U.S. holder that receives Allied World shares in exchange for shares of Transatlantic common stock pursuant to the merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of the fair market value of the Allied World shares received as of the effective time of the merger and the amount of cash, if any, received in lieu of fractional shares and (ii) the holder’s adjusted tax basis in the shares of Transatlantic common stock exchanged for the Allied World shares pursuant to the merger.”

The disclosure also addresses how a Transatlantic security holder would determine its holding period in the Allied World stock received:

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

“A U.S. holder’s holding period in the Allied World shares received in the merger will begin on the day after the completion of the merger.”

In response to the second part of the Staff’s comment, we considered the potential applicability of the “wash sale rules” and do not believe that there is a material risk that such rules would apply. We note that the potential applicability of the wash sale rules is not typically discussed in taxable merger transactions, even where the losses constitute a significant aspect of the transaction, such as in the JPMorgan Chase acquisition of Bear Stearns. See http://sec.gov/Archives/edgar/data/777001/000119312508092860/ddefm14a.htm#rom31517__57

In response to the third part of the Staff’s comment, the Registration Statement specifically incorporates by reference on page 178-179 the sections entitled “Summary — Tax Considerations” and “Material Tax Considerations” that are contained in the Allied World Proxy Statement on Schedule 14A filed October 14, 2010. The referenced sections of the Proxy Statement contain detailed discussions regarding the tax consequences of owning Allied World shares.
Notes to the Pro Forma Condensed Consolidated Financial Information, page 128
32.	Comment: Note 2 describes $13.765 million of transaction expenses, but fees paid to financial advisors alone appear to total over $40 million. Please advise, or revise your disclosure.

Response: Transaction expenses of $47.960 million are reflected in the pro-forma adjustments within Notes 2(a)1, 2(a)2 and 2(n). Notes 2(a)1 and 2(a)2 contain adjustments to cash for transaction expenses of $11.560 million which will be paid prior to the closing of the merger. Note 2(n) contains adjustments of $36.400 million to other liabilities for transaction expenses that will be paid after the closing of the merger. In response to the Staff’s comment, we have revised Notes 2(a)1, 2(a)2 and 2(n) to clarify the distinction between the adjustments in Note 2(a) from Note 2(n) and included appropriate cross references.

33.	Comment: Throughout Note 2, you describe a “pre-existing relationship between Transatlantic and Allied World.” Please tell us, with a view towards revised disclosure, what these line items reflect.

Response: The line items labeled “pre-existing relationship between Transatlantic and Allied World” contain adjustments related to the cancellation of all reinsurance contracts between Transatlantic and Allied World, which will occur upon consummation of the merger.

For each of Notes 2(b), 2(c), 2(f), 2(j), 2(k) and 2(m), we have revised the description to read as follows: “Adjustment to reflect the settlement of balances related to the

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 5, 2011

cancellation of reinsurance contracts between Transatlantic and Allied World upon closing of the merger.”
     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Jeffrey S. Hochman of this office at (212) 728-8592.
Very truly yours,
/s/ Steven A. Seidman
Steven A. Seidman

cc:	Wesley Dupont, Esq., Allied World Assurance Company Holdings, AG Gary A. Schwarz, Esq., Transatlantic Holdings, Inc. Jeffrey S. Hochman, Esq. Lois A. Herzeca, Esq.
Enclosures